02057363

PE
8-31-02

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 AUGUST 2002 TO 31 AUGUST 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F ________

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-__________________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Interim Results
Released	07:00 1 Aug 2002
Number	4025Z

IMPERIAL CHEMICAL INDUSTRIES PLC

Group Results (Unaudited) SECOND QUARTER AND HALF YEAR 2002

	First Half			Second Quarter	
	2002 £m	**2001** £m		**2002** £m	**2001** £m
Turnover – International Businesses†	2,821	2,869		1,475	1,476
– Group	3,091	3,321		1,617	1,681
EBITDA – International Businesses	361	372		194	202
– Group	367	389		202	210
Trading Profit*– International Businesses	273	285		150	158
– Group	265	284		151	157
Profit before tax*	191	210		125	125
Net profit*	128	134		83	81
EPS*	12.2p	15.4p		7.2p	9.3p
Dividend per £1 Ordinary Share	3.0p	5.19p			

- COMPARABLE SALES FOR THE INTERNATIONAL BUSINESSES 1% AHEAD FOR THE QUARTER, WITH EXCELLENT GROWTH IN ASIA AND A RETURN TO GROWTH IN NORTH AMERICA
- COMPARABLE TRADING PROFITS FOR THE INTERNATIONAL BUSINESSES 3% LOWER FOR THE QUARTER

- STRONG PERFORMANCES IN NATIONAL STARCH (+8%) AND PAINTS (+7%)
- DIFFICULT QUARTER FOR QUEST (-38%) DUE TO WEAK FRAGRANCE SALES AND FLAVOUR PRODUCTION PROBLEMS
- PERFORMANCE SPECIALTIES SIGNIFICANTLY IMPROVED FROM Q1 BUT 13% LOWER

- GROUP PROFIT BEFORE TAX £125M FOR THE QUARTER - IN LINE WITH 2001 - AND £191M FOR THE HALF YEAR
- INTEREST COVER IMPROVED TO 5.2 TIMES (2001: 4.0) FOR THE QUARTER AND 3.9 TIMES (2001: 3.4) FOR THE HALF YEAR
- CASHFLOW IMPROVED. NET DEBT £2.3BN AT THE HALF YEAR
- INTERIM DIVIDEND 3.0P PER SHARE

† International Businesses comprise National Starch, Quest, Performance Specialties and Paints; Further details are given in Appendix VIII.

*Profit and EPS figures are quoted before goodwill amortisation and exceptional items. 2001 has been restated for the bonus element of the Rights Issue, and FRS 19.

CHAIRMAN'S COMMENTS

Trading

Trading conditions improved generally in the second quarter.

The International Businesses delivered excellent growth in Asia (+10% on a comparable basis), and, after 18 months, North America returned to growth (+2%). This offset slightly lower sales in Europe (-1%) and the continued difficult trading environment in Latin America, where sales were 5% lower. Overall, comparable sales for the quarter were 1% ahead.

Comparable trading profit for the International Businesses for the quarter was 3% lower. National Starch and Paints delivered good growth of 8% and 7% respectively, whilst Performance Specialties improved from Q1, but was 13% lower than in Q2 2001. Quest had a disappointing quarter (-38%) due to weakness in fragrance sales and production problems at a major flavour site due to systems changes. Flavour production volumes have now been restored, although there will be a trading profit impact in the second half, which is currently estimated at around £10m.

Results from the Regional and Industrial businesses improved, notably for the PTA business in Pakistan. Group trading profit for the quarter was £151m - £6m below Q2 2001. This shortfall, and lower income from associates, were offset by lower interest costs, and Group profit before tax for the quarter was £125m - in line with last year.

For the half year, Group profit before tax was £191m, 9% lower. Net profit was 2% higher for the quarter, and 4% lower for the half.

Divestments

As announced in June, an agreement was reached for the sale of the Groups' investments in Huntsman International to CSFB Global Opportunities Partners, L.P. Net proceeds from the transaction are expected to be US$430m, of which US$160m (£109m) was received in the second quarter, with the remainder expected before end May 2003.

The Synetix divestment process is continuing satisfactorily.

Cash Flow

Despite normal seasonal working capital increases, cash outflow before financing for the half year was almost £50m better than in 2001 at £186m. The Rights Issue proceeds reduced net debt at 30 June 2002 to £2.3bn.

Interest cover rose from 4.0 to 5.2 times for the quarter and from 3.4 to 3.9 times for the half year.

Dividend

In autumn 2000 we announced the decision to re-base future annual dividends from 2002 to a level equivalent to about one third of net profit before goodwill amortisation and exceptional items. The Board intends to follow this policy, and has declared an interim dividend of 3.0 pence per share.

Outlook

The improved trading conditions seen in the second quarter, and ICI's robust overall performance in challenging circumstances, have sustained our belief that prospects for the year are satisfactory, despite the temporary production problems at Quest.

- 3 -

GROUP FINANCIAL REVIEW

	First Half			Second Quarter	
	2002 **£m**	**2001** **£m**		**2002** **£m**	**2001** **£m**
Turnover					
International businesses	2,821	2,869		1,475	1,476
Regional and Industrial	288	473		151	217
Eliminations	(18)	(21)		(9)	(12)
Total Group	3,091	3,321		1,617	1,681
Profit (before goodwill amortisation and exceptional items)					
International businesses	273	285		150	158
Regional and Industrial	(8)	(1)		1	(1)
Total Group trading profit	**265**	**284**		**151**	**157**
Income from associates (net of interest)	(9)	14		4	9
Net interest for the Group	(65)	(88)		(30)	(41)
Profit before tax	**191**	**210**		**125**	**125**
Taxation*	(55)	(65)		(36)	(39)
Attributable to minorities	(8)	(11)		(6)	(5)
Net profit for the period*	128	134		83	81
Earnings per £1 Ordinary Share*	**12.2p**	**15.4p**		**7.2p**	**9.3p**

Trading margin (International Businesses) - %	9.7	9.9		10.2	10.7
Trading margin (ICI Group) - %	8.6	8.6		9.3	9.3
Interest cover - times	3.9	3.4		5.2	4.0
Effective tax rate - %*	29	31		29	31

* 2001 has been restated for the effects of the Rights Issue and FRS 19

GROUP FINANCIAL REVIEW (continued)

Turnover for the International Businesses for the second quarter was £1,475m, 1% ahead of 2001 on a comparable basis and in line as reported. National Starch (+3%), Paints (+1%) and Performance Specialties (+5%) were all ahead on a comparable basis, with Quest 6% lower. Turnover for the Regional and Industrial businesses reduced by £66m due to a reduction in nil margin sales and the impact of businesses divested in 2001.

For the half year, comparable sales for the International Businesses were 1% lower. Group turnover was £3,091m, 7% lower than in 2001.

Trading profit for the quarter was £151m, 4% below prior year, largely as a result of the shortfall in Quest. For the half year, trading profit was 7% lower, at £265m. Comparable trading profit for the International Businesses for the half was 3% lower, with growth in National Starch (+5%) and Paints (+6%) offset by lower profits in Quest (-19%) and Performance Specialties (-23%).

Income from associates (net of interest) for the second quarter and half year were a profit of £4m and a loss of £9m, respectively, both below 2001 due principally to lower results from Huntsman International. Following the agreement announced in June, ICI's investment in Huntsman International will henceforth be accounted for as an investment.

The Group **net interest charge** was £30m for the second quarter and £65m for the half year, £11m and £23m lower than in 2001, respectively, due to the impact of lower interest rates and lower average levels of net debt.

Profit before tax for the second quarter, at £125m, was in line with prior year. For the half year, profit before tax of £191m was 9% lower.

Taxation on profits of £36m for the quarter and £55m for the half reflected an effective tax rate of 29%.

Earnings per share (before exceptional items and goodwill amortisation) were 7.2p for the second quarter and 12.2p for the half year.

GROUP FINANCIAL REVIEW (continued)

	First Half	
OPERATING CASH FLOW	**2002** **£m**	**2001** **£m**
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	367	389
Movement in working capital	(201)	(214)
Capital expenditure	(107)	(116)
Other items including spend against restructuring provisions	(27)	(8)
Operating cash flow after capital expenditure	**32**	**51**
Interest and tax excluding tax on divestments	(138)	(122)
Dividends paid / received	(79)	(145)
Acquisitions	(11)	(52)
Net operating cash outflow – Total Group	**(196)**	**(268)**

	First Half	
RESHAPING AND LEGACY CASH FLOWS	**2002** **£m**	**2001** **£m**
Divestment proceeds from sale of assets and businesses	129	318
Tax paid on divestments	(8)	(10)
Payments against divestment provisions	(44)	(209)
Special top-up pension payment	(30)	(30)
Loans to Associates and other Investments	(37)	(35)
Net cash in / (out) flow due to reshaping and legacy items	**10**	**34**

	First Half	
MOVEMENT IN NET DEBT	**2002** **£m**	**2001** **£m**
Opening net debt	**(2,917)**	**(2,799)**
Net operating cash outflow	(196)	(268)
Net cash in / (out) flow due to reshaping and legacy items	10	34
Cash flow before financing	**(186)**	**(234)**
Net Proceeds from the Rights Issue	807	-
Non cash movements in net debt arising on foreign currency translation	19	(110)
Total movement in net debt	**640**	**(344)**
Closing net debt	**(2,277)**	**(3,143)**

Note Appendix VI includes an FRS 1 Cash Flow Statement with notes reconciling the above presentation to the FRS1 cash flow statement within Appendix VIII.

GROUP FINANCIAL REVIEW (continued)

This analysis of Group cash flow distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within "reshaping and legacy" are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions, which, in some cases will continue for a number of years), and the ICI UK Pension Fund top-up payments.

Operating cash flow

Operating cash flow after capital expenditure for the Group was an inflow of £32m for the half year, £19m lower than 2001, with the benefits of efficiency improvements in working capital and slightly lower capital expenditure offset by higher investment in restructuring projects. Interest, tax and dividends paid were £217m for the half year, £50m lower than the same period in 2001 due to reduced dividend outflows, while acquisition expenditure was also lower. Consequently, net operating cash outflow of £196m was £72m better than last year.

Reshaping and legacy cash flows

Cash flow on reshaping and legacy items in the half year was an inflow of £10m. Proceeds from the divestment programme of £129m, principally the first instalment in relation to the sale of ICI interests in Huntsman International, offset payments against divestment provisions, the top-up of the UK Pension Fund, and loans to associates and other investments, principally Ineos-Chlor.

Movement in net debt

For the half year, net debt reduced by £640m to £2,277m. Reductions are anticipated from normal seasonal working capital movements in the second half of the year. Proceeds from the divestment of Synetix will provide a further structural reduction in levels of net debt.

OPERATIONAL REVIEW - CONTINUING OPERATIONS

An explanation of the Group's segmentation is set out in Appendix VIII. The key headline numbers on pages 7 through 14 of this Press Release are quoted before accounting for goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on pages 7 through 12, for National Starch, Quest, Performance Specialties and Paints, refers to performance measured on a comparable basis excluding the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch

2nd Quarter					Half Year			
2002	2001	Reported	Comparable		2002	2001	Reported	Comparable
£m	£m	%	%		£m	£m	%	%
481	473	2	3	Sales	935			

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Interim Report
Released	12:29 5 Aug 2002
Number	5562Z

IMPERIAL CHEMICAL INDUSTRIES PLC

Interim Report for the period to 30 June 2002

A copy of the above document has been forwarded to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 7676 1000

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	10:16 20 Aug 2002
Number	1697A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

ARTISAN PARTNERS LIMITED PARTNERSHIP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET NOMINEES LIMITED 29,407,648

BOSTON SAFE 903,980

BT GLOBENET NOMINEES LIMITED 4,292,170

NORTHERN TRUST NOMINEES LTD 1,489,940

CHASE NOMINEES LTD 123,210

THE BANK OF NEW YORK NOMINEES LIMITED 1,055,410

BARNETT & CO. 161,360

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

20 AUGUST 2002

12. Total holding following this notification

37,433,718 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

3.14%

14. Any additional information

15. Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

Date of notification

20 AUGUST 2002

document or any such material.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	11:54 27 Aug 2002
Number	4013A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED ABOVE HELD VIA VARIOUS ACCOUNTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

WELLINGTON MANAGEMENT COMPANY, LLP 39,196,296 ORDS

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES OF £1 EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

23 AUGUST 2002

12. Total holding following this notification

39,196,296 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

3.29%

14. Any additional information

-

15. Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of notification

27 AUGUST 2002

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

WELLINGTON MANAGEMENT COMPANY, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED ABOVE HELD VIA VARIOUS ACCOUNTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

WELLINGTON MANAGEMENT COMPANY, LLP 33,652,763 ORDS, REPRESENTED BY 8,134,331 ORDINARY SHARES AND 6,379,608 ADR'S

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES OF £1 EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

29 AUGUST 2002

12. Total holding following this notification

33,652,763 ORDINARY SHARES

13. Total percentage holding of issued class following this notification

2.83%

14. Any additional information

-

15. Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

SCOTT IRVINE, COMPANY SECRETARIAT MANAGER

Date of notification

29 AUGUST 2002

END

IMPERIAL CHEMICAL INDUSTRIES PLC - NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 29 August 2002 that it disposed of 858 American Depository Receipts in the Company on 29 August 2002.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors' interest in those shares held have been reduced by the number of shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 2 SEPTEMBER 2002